                                                                                   -----------------------------
                                                                                           OMB APPROVAL
                                                                                   -----------------------------
                                                        UNITED STATES               OMB Number:   3235-0058
                                              SECURITIES AND EXCHANGE COMMISSION
                                                    Washington, D.C. 20549          Estimated average burden
                                                                                    hours per response. . .2.50
                                                                                   -----------------------------
                                                                                       ----------------------
                                                         FORM 12B-25                      SEC FILE NUMBER
                                                                                       ----------------------
                                                 NOTIFICATION OF LATE FILING           ----------------------
                                                                                            CUSIP NUMBER
(CHECK ONE): /X/Form 10-K  / /Form 20-F  / /Form 11-K  / /Form 10-Q  / /Form N-SAR     ----------------------

     For Period Ended:        DECEMBER 31, 1995
                       ------------------------------
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For the Transition Period Ended:
                                      --------------------

                            READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE.
         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
- ------------------------------------------------------------------------------------------------------------------------------------


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- ------------------------------------------------------------------------------------------------------------------------------------


PART I - REGISTRANT INFORMATION

                                                    MORRISON KNUDSEN CORPORATION
- ------------------------------------------------------------------------------------------------------------------------------------
Full Name of Registrant

- ------------------------------------------------------------------------------------------------------------------------------------
Former Name if Applicable
                                                       MORRISON KNUDSEN PLAZA
- ------------------------------------------------------------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)
                                                         BOISE, IDAHO 83729
- ------------------------------------------------------------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   /X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (ATTACH EXTRA SHEETS IF NEEDED)


                                                           (SEE EXHIBIT A)


                                                                   SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gregg A. Crockett                      208              386-5924
     ---------------------------------------------------------------------------
               (Name)                        (Area Code)      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
     been filed?  If answer is no, identify report(s).
                                                            /X/Yes   / / No
     ---------------------------------------------------------------------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            /X/Yes   / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 (SEE EXHIBIT A)
- --------------------------------------------------------------------------------

                          MORRISON KNUDSEN CORPORATION
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 1, 1996                    By /s/ Gregg A. Crockett
    -------------------                   ---------------------------------
                                             Gregg A. Crockett
                                             Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
- --------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed wit the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    EXHIBIT A

PART III -  NARRATIVE

The registrant, whose fiscal year ended December 31, 1995, cannot file its annual report on Form 10-K within the prescribed time period because the registrant is continuing to compile information necessary to complete its Form 10-K.


PART IV - OTHER INFORMATION

The registrant will report losses for the fourth quarter and year ended December 31, 1995. The consolidated net loss estimates for the fourth quarter and year ended December 31, 1995 are approximately $93 million and $262 million, respectively. Consolidated net losses for the fourth quarter and fiscal year ended December 31, 1994 were $316 million and $350 million, respectively.

Estimated losses of continuing operations for the fourth quarter and year ended December 31, 1995 were $11 million and $80 million, respectively.
Continuing operations for the fourth quarter and year ended December 31, 1995 were adversely affected by (i) substantial costs and expenses of professionals associated with the Corporation's financial restructuring and stockholders litigation and (ii) interest expense.

Estimated losses of discontinued MK Rail and Transit operations for the fourth quarter and year ended December 31, 1995 were $82 million and $182 million, respectively. The Corporation recognized losses in the fourth quarter of 1995 from its discontinued MK Rail and Transit operations primarily due to the operating losses from MK Rail and the write-down of its investment therein and additional losses in connection with the Corporation's Transit reimbursement obligations to its secured creditors.